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                                 January 6, 2006



VIA: OVERNIGHT MAIL

Securities and Exchange Commission
Washington, D.C.  20549-0405
Attn:  Elaine Wolff, Branch Chief

         RE:      RESOURCE CAPITAL CORP.
                  AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-11 FILED DECEMBER 19, 2005
                  FILE NO. 333-126517

Dear Ms. Wolff:

         On behalf of Resource Capital Corp. (the "Company"), we wish to respond to your comment letter dated December 30, 2005 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. Internal page references are to the EDGAR version of Amendment No. 5 to the registration statement.

         We are enclosing four courtesy copies, in both clean and blacklined form, of the amended registration statement.


Distribution Policy, page 16
----------------------------

1. We note your response to comment no. 5 and that the $4.7 million distribution in October 2005, together with the $3.2 million distribution in July 2005, did not exceed the company's taxable REIT income for the period ended September 30, 2005. Please note that our comment was intended to address the financial reporting aspect of the distributions as well as the tax aspect, and it does not appear that the company had earnings out of which to pay the entire amount of the aggregate distributions. Please revise the disclosure on pages 16, 43 and 50 to state the dollar amount by which the distributions exceeded net income.

         The Company has revised the first paragraph in "Summary - Distribution Policy" at page 16 to disclose that, while the distributions did not exceed REIT taxable income, they did exceed GAAP net income and to further disclose the dollar amount by which the distributions exceeded GAAP net income. Conforming changes have been made at pages 43 and 50.
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Securities and Exchange Commission
January 6, 2006
Page 2 of 4



Our Formation and Structure, page 18
------------------------------------

2. We note your response to comment no. 7 that the company does not and will not own the equity interest in Apidos CDO II. Please tell us who owns its equity interests.

         As supplemental information, the Company advises the staff that 12.5% of the equity interest in Apidos CDO II is owned by Resource Financial Fund Management, Inc., a wholly-owned subsidiary of Resource America, Inc. The remaining 87.5% equity interest was acquired by Credit Suisse First Boston LLC, as initial purchaser, for resale to unrelated third-party institutional investors pursuant to the exemption provided by Rule 144A under the Securities Act of 1933, as amended.


Risk Factors
------------
We have not established a minimum distribution payment level...page 43
----------------------------------------------------------------------

3. We note your revised disclosure on page 43 that you previously funded your first distribution in July 2005 out of uninvested proceeds from your March 2005 private offering due to a short-term timing difference between your accrued REIT taxable income and receipt of the related cash. We note that your net income for the period ended June 30, 2005 was $2.2 million. Please revise your disclosure to remove the mitigating language regarding the timing difference and clarify, if true, that the July 2005 distribution exceed your net income for the period. Finally, please revise the heading to include the risk regarding use of proceeds or borrowings to fund distributions.

         The Company has revised the risk factor at page 43 by:

         o adding a new sentence to the heading stating that the Company may fund distributions from offering proceeds or borrowed funds;

         o eliminating the language regarding the timing difference; and

         o disclosing the amount by which the July distribution exceeded GAAP net income for the period from inception through June 30, 2005.


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Securities and Exchange Commission
January 6, 2006
Page 3 of 4



Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54
--------------------------------------------------------------------------

4. Please revise the disclosure regarding your intention to diversify your portfolio in the next 12 months to the target percentages on pages 54 and 81 to disclose the current percentages for each category. For example, when you discuss your intention to invest between 25% and 30% in agency RMBS please disclose that this differs from the current level of 57%.

         The Company has revised the fourth paragraph on page 55 by adding a new third sentence disclosing the portfolio allocation percentages as of September 30, 2005, and by modifying what has become the fourth sentence to disclose that the intended allocations differ from the allocations at September 30, 2005.


Certain Relationships and Related Transactions, page 120
--------------------------------------------------------

5. Please revise the first paragraph that discusses the management agreement with your Manager to describe the Manager's affiliations with you, including that it is a wholly owned subsidiary of Resource America and disclose the aggregate ownership percentage held by the Cohens in Resource America. In addition, please expand your disclosure in this section to describe any warrants to be issued to your directors, officers and affiliates, including Resource America.

         The Company has revised the first paragraph at page 122 to include a statement that the Manager is an indirect wholly-owned subsidiary of Resource America, and to disclose the aggregate ownership percentage in Resource America held by Messrs. Edward E. Cohen and Jonathan Z. Cohen at December 1, 2005. The Company has also added a new paragraph, at page 123 following the table, that discloses the warrants to be issued to Resource America and its affiliated entities, including the Manager, and to the officers and directors of the Company, the Manager and Resource America.
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Securities and Exchange Commission
January 6, 2006
Page 4 of 4



Additional Matters
------------------

         On January 3, 2006, the Company declared the dividend of the warrants discussed in Amendment No. 4 to the registration statement to stockholders of record, including holders of restricted stock, on January 4, 2006. The dividend is payable on January 13, 2006. The Company has revised the disclosure at pages 19, 38 and 127 to reflect the dividend declaration, and has made conforming changes throughout the prospectus.

         The Company has also revised the prospectus to add disclosure concerning a cash dividend declared on December 29, 2005 to shareholders of record as of December 30, 2005 and payable January 17, 2006 ("Summary" at page 16, in "Distribution Policy" at page 50 and in MD&A, at "Recent Developments," page 74) and to discuss a repurchase agreement arrangement that the Company entered into with Deutsche Bank AG, Cayman Islands Branch (in MD&A, at "Recent Developments," page 74).

         The Company has decided not to reserve any shares under a directed share program and, accordingly, has removed the reference to such program in "Underwriting" at page 159.

         The Company has also disclosed, at pages 40 and 158, that it has retained J.P. Morgan Securities Inc. to act as a qualified independent underwriter in the public offering.

         Finally, the Company has now established a web site and, pursuant to comment 14 of the Staff's letter dated August 29, 2005, has provided its web address in "Summary - Our Formation and Structure," at page 19.




                                                     Very truly yours,


                                                     /s/ J. Baur Whittlesey

                                                     J. Baur Whittlesey
Enclosure

cc:      Jonathan Z. Cohen
         Lisa A. Ernst
         Larry P. Medvinsky (Facsimile: 212-878-8375)